June 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAB Biotherapeutics, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-267012

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SAB Biotherapeutics, Inc. (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-267012) together with all exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. The Company respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please direct any questions or comments concerning this request for withdrawal to Ilan Katz, Esq. of Dentons US LLP, U.S. counsel of the Company, at (212)-632-5556.

Sincerely,

SAB BIOTHERAPEUTICS, INC.

By:	/s/ Eddie J. Sullivan
Eddie J. Sullivan
Chief Executive Officer

cc: Ilan Katz, Dentons US LLP